UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TERRA INDUSTRIES INC.

(Name of Subject Company (Issuer))

CF INDUSTRIES HOLDINGS, INC.

COMPOSITE ACQUISITION CORPORATION

(Name of Filing Persons (Offerors))

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

Douglas C. Barnard
Vice President, General Counsel, and Secretary
4 Parkway North, Suite 400
Deerfield, Illinois 60015
(847) 405-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Brian W. Duwe
Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,414,772,820	$94,900.57

(1)

Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 103,593,858 shares of Terra Industries Inc. common stock (the sum of (x) 102,131,215 shares of Terra Industries Inc. common stock outstanding and (y) 1,463,643 shares of Terra Industries common stock issuable upon the exercise of outstanding options, the vesting of restricted stock and the conversion of Terra Industries Inc. preferred stock (as reported in Terra Industries Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, Terra Industries Inc.’s Current Report on Form 8-K dated October 6, 2008, and Terra Industries Inc.’s Annual Report on Form 10-K for the year ended December 31, 2007), less 1,000 shares of Terra Industries Inc. common stock owned by CF Composite, Inc., a wholly-owned subsidiary of CF Industries Holdings, Inc. and (ii) the average of the high and low sales prices of Terra Industries Inc. common stock as reported on the New York Stock Exchange on February 17, 2009 ($23.31).

(2)	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $94,900.57	Filing Party: CF Industries Holdings, Inc.
Form or Registration No.: Form S-4 (333-157462) and Schedule TO	Date Filed: February 23, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the statement originally filed on February 23, 2009, by CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), and Composite Acquisition Corporation, a Maryland corporation (“Composite”). This Schedule TO relates to the third party tender offer by CF Holdings, through Composite, to exchange each of the issued and outstanding shares of common stock, without par value of Terra Industries Inc., a Maryland corporation, for 0.4235 shares of common stock, par value $0.01 per share, of CF Holdings (together with the associated preferred stock purchase rights), upon the terms and conditions set forth in (1) the prospectus/offer to exchange, dated February 23, 2009 (the “Offer to Exchange”), which is set forth as Exhibit (a)(4) hereto and (2) the related Letter of Transmittal, which is set forth as Exhibit (a)(1)(A) hereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”).  CF Holdings also filed a Registration Statement on Form S-4 on February 23, 2009, of which the Offer to Exchange forms a part.

ITEM 1 THROUGH 9, AND ITEM 11.

All information contained in the Offer to Exchange and the Letter of Transmittal, and any prospectus supplement or any other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference with respect to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is amended and supplemented to the extent specifically provided herein.

Item 5(b) of the Schedule TO is hereby amended and supplemented by adding the following:

On the morning of February 25, 2009, the board of directors of CF Holdings received a letter from Mr. Michael M. Wilson, President and Chief Executive Officer of Agrium Inc., or “Agrium,” containing a non-binding unsolicited proposal by Agrium to acquire each share of outstanding capital stock of CF Holdings for one share of Agrium common stock and $31.70 in cash.  Agrium stated that its proposal was conditioned on (i) CF Holdings terminating its bid for Terra, (ii) negotiation of a definitive merger agreement between Agrium and CF Holdings, (iii) receipt of the necessary CF Holdings board and stockholder approvals, (iv) receipt of necessary regulatory approvals, (v) the absence of any material adverse changes to CF Holdings or its business and the continued operation of CF Holdings in the ordinary course of business and (vi) the opportunity for Agrium to conduct limited confirmatory due diligence on CF Holdings.  On that same morning, Agrium issued a press release containing its proposal to acquire CF Holdings and a copy of the text of the letter sent to CF Holdings.

Later in the morning of February 25, 2009, CF Holdings announced that its board of directors intends to evaluate Agrium’s proposal carefully in the context of its strategic plans to create shareholder value, including CF Holdings offer to acquire Terra, and to make its determination regarding Agrium’s proposal in due course.

ITEM 12. EXHIBITS.

Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CF INDUSTRIES HOLDINGS, INC.

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President, General Counsel, and Secretary

COMPOSITE ACQUISITION CORPORATION

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President and Secretary

Date: February 25, 2009

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Transmittal*
(a)(1)(B)	Form of Notice of Guaranteed Delivery*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Offer to Exchange*
(a)(5)(A)	CF Holdings press release, dated February 23, 2009 *
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters*

*	Previously filed